SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press Release dated October 5, 2006 in relation to the completion of acquisition of Essar Spacetel Limited by the Registrant’s subsidiary, Hutchison Essar Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

Hutchison Essar completes acquisition of Spacetel

HONG KONG, 5 October 2006 - Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX) today announced that its Indian subsidiary, Hutchison Essar Limited, has completed the acquisition of Essar Spacetel Limited from the Essar Group.

Essar Spacetel has pending applications for licences in the seven circles of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir where Hutchison Essar is not presently operating.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

Ada Yeung

Corporate Communications

Hutchison Telecom

Work: (852) 2128 3106

Mobile: (852) 6347 0619

E-mail: adayeung@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

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About Hutchison Essar Limited

Hutchison Essar Limited, under the brand name Hutch, operates in 16 licence areas in India and has about 19.38 million* subscribers. Over the years, it has been named the ‘Best Mobile Service in the country’ and the ‘Most Creative and Most Effective Advertiser of the Year’. This year Business World magazine recognised Hutchison Essar as the “Most Respected Telecom Company of the Year”.

*	Source: Cellular Operators Association of India (31 August 2006)

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecommunications International Limited’s (‘the Company’) beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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